Exhibit 99.2

LOBO EV Technologies Ltd. Announces Closing of Initial Public Offering

Wuxi, China, March 25, 2024 – LOBO EV Technologies Ltd. (“LOBO” or the “Company”), an innovative electric vehicle manufacturer and seller, today announced the closing of its initial public offering of 1,380,000 ordinary shares, at an initial public offering price of $4.00 per share. Gross proceeds of the offering, prior to deducting underwriting discounts, commissions and offering expenses payable by the Company, were approximately $5.5 million. In addition, LOBO has granted the underwriters a 45-day option to purchase an additional 207,000 ordinary shares at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments.

The shares began trading on the Nasdaq Capital Market on March 21, 2024 under the ticker symbol “LOBO.”

Kingswood, a division of Kingswood Capital Partners, LLC (“Kingswood”), acted as sole bookrunner for the offering.

A registration statement on Form F-1 (File No. 333-270499) relating to the offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on March 20, 2024. A copy of the registration statement can be accessed through the SEC’s website at www.sec.gov. The offering was made only by means of a prospectus. A copy of the final prospectus relating to the offering may be obtained on the SEC’s website and from Kingswood, via email at lciervo@kingswoodus.com or by calling 561-961-0505 or standard mail at Kingswood Capital Partners, LLC, 7280 W Palmetto Park Rd., Suite 301, Boca Raton, FL 33433.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About LOBO EV Technologies Ltd.

LOBO is an innovative electric vehicle manufacturer and seller. LOBO designs, develops, manufactures and sells e-bicycles, e-mopeds, e-tricycles, and electric off-highway four-wheeled shuttles such as golf carts and mobility scooters for the elderly and disabled persons. LOBO also provides automobile information and entertainment software development and design services to customers. Leveraging its cutting-edge technologies in connectivity, multimedia interactive systems and artificial intelligence, LOBO re-defines and develops its products in order to provide users with convenient, affordable and pleasant driving experiences. For more information, visit: www.loboebike.com. Any information contained on, or that can be accessed through, our website or any other website or any social media is not a part of this press release.

About Kingswood

Kingswood U.S., part of the Kingswood Group, is a network of wealth management firms that includes SEC-registered investment advisors and a FINRA-licensed broker-dealer, Kingswood offers investment banking and advisory services along with comprehensive wealth management and business-building services, designed specifically for the independent financial advisor. Kingswood combines the resources and capital of a large financial services firm with the personalized touch and feel of a boutique company. Kingswood has earned a reputation as a firm built for advisors by advisors.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) as well as Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, that are intended to be covered by the safe harbor created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate,” “strategy,” “future,” “likely” or other comparable terms, although not all forward-looking statements contain these identifying words. All statements other than statements of historical facts included in this press release regarding the expected closing date of the public offering and the Company’s strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements. Such forward-looking statements are subject to risk and uncertainties, including, but not limited to, those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Disclosure Regarding Forward-Looking Statements” in the Registration Statement on Form F-1 filed with the SEC (Reg. No. 333-270499) and the final prospectus. LOBO undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events except as required by law. You should read this press release with the understanding that our actual future results may be materially different from what we expect.

Contact:

For more information, contact:

Zane Xu

IR Manager

ir@loboai.com

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

or 407-491-4498

LOBO@redchip.com